UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: April 4, 2006
	By	/s/ Tamihiko Sudo
Tamihiko Sudo
President and Representative Director

This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated April 3, 2006, concerning the results of early retirement plan.

For Immediate Release April 3, 2006
Results of Early Retirement Plan
TOKYO — Pioneer Corporation today announced the results of the incentive-based early retirement plan which was announced on December 8, 2005. Details are as follows.
Results of Early Retirement Plan

(1)	Applicant Qualification:	Employees of 12 Pioneer Group companies in Japan, including Pioneer Corporation
(2)	Number of Applicants:	777 employees (about 600 application anticipated)
(3)	Date of Retirement:	March 31, 2006
Impact on Business Forecasts for Fiscal 2006
The Company estimates costs of approximately 11 billion yen related to the retirement of 777 employees, which will be charged on the consolidated financial statements for the fiscal 2006 ending March 31, 2006. This amount is same as the estimate made on December 8, 2005 when the Company announced business restructuring plans. Consolidated business forecasts for fiscal 2006 have not been changed from those announced on March 9, 2006, as shown below.

		(In millions of yen)
	Projections for	Results for
	fiscal 2006	fiscal 2005
Operating revenue	¥780,000	¥733,648
Operating income (loss)	(20,000)	2,592
Loss before income taxes	(70,000)	(187)
Net loss	¥(85,000)	¥(8,789)

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure;
(vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
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For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/